Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

August 24, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Mutual Funds
File Nos. 811-08495 and 333-40455

Dear Ms. Hamill:

On behalf of Nationwide Mutual Funds (the "Registrant") and its series the Nationwide Long/Short Equity Fund (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on April 18, 2017, with regard to Post-Effective Amendment No. 212 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 1, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary

1.
Comment:  The disclosure under "Principal Investment Strategies" on page 3 states, "Additionally, the Fund may invest up to 50% of its total assets in other investment companies, including exchange-traded funds ('ETFs')."  Please add additional disclosure explaining how the Fund will use ETFs.

Response: The disclosure has been revised as follows:

Additionally, the Fund may invest in other investment companies, including exchange-traded funds ("ETFs"), to the extent permitted by law.

2.
Comment:  The disclosure under "Principal Investment Strategies" on page 3 states, "The Fund may invest up to 20% of its total assets in securities of foreign issuers, including issuers in emerging market countries."  Please disclose with more specificity how the subadvisers will define "emerging market countries" (e.g., inclusion in a particular index or third-party list).

Response: The following disclosure has been added:

Emerging market countries typically are developing and low- or middle-income countries, and include certain countries located in Latin America, Asia, Africa, the Middle East and Eastern Europe.

3.	Comment: Under "Principal Investment Strategies" on page 3, consider adding headings to clarify discussion of the Fund's long strategy and short strategy.

Response: The Registrant respectfully declines the comment as it believes the discussions of the Fund's long and short strategies are clearly separated in that they appear in separate paragraphs.

4.
Comment: Would it be possible for the long strategy subadviser and short strategy subadviser to each hold the same security in different positions?  For example, could one subadviser hold a stock in a short position while the other subadviser holds the same stock in a long position?  If so, add appropriate disclosure in the Item 9 section.

Response: The Fund will now be subadvised by a single subadviser who will oversee both the long and short strategies.

5.	Comment: Under "Principal Investment Strategies" on page 3, the disclosure states that the Fund's long portfolio's core strategy is to invest in companies that

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the subadviser "believes are leaders in growing earnings." How are such leaders identified and measured by the subadviser?

Response: The disclosure has been revised as follows:

The Fund's long portfolio's core strategy is to invest in . . . large-cap stocks of companies that the subadviser believes have higher than average growth earnings (i.e., growth stocks).

6.
Comment: The disclosure under "Principal Investment Strategies" on page 3 states that the subadviser employs a "bottom-up" investment process and utilizes a process that includes "top-down" macroeconomic analysis.  Please clarify the simultaneous use of "bottom-up" and "top-down" strategies by explaining how securities are selected.

Response: The disclosure has been revised as follows:

In seeking earnings growth leaders for the Fund's long portfolio, the subadviser employs a "bottom-up" investment process that focuses on superior stock selection, investing in stocks based on their individual attributes, regardless of broader national or economic factors.  The subadviser then utilizes a three component process that includes "top-down" macroeconomic analysis, fundamental research and technical analysis.  "Top-down" analysis involves first looking at trends in the general economy, followed by selecting industries, and then companies within such industries, that may benefit from those trends.

7.
Comment: Consider bringing the parenthetical definitions of "growth stocks" and "value stocks" that are included in the Item 9 disclosure to the corresponding Item 4 disclosure under "Principal Investment Strategies."

Response: The Registrant has added the parentheticals to the Item 4 disclosure as requested.

8.
Comment: The disclosure under "Principal Investment Strategies" on page 3 states, "The remaining companies are then further refined to include those companies with the highest dividend yield, subject to certain sector restraints."  Please provide additional disclosures elaborating on these sector restraints.  Depending on the nature of the sector restraints, consider adding additional disclosure under "value style risk" on page 4 indicating that such sector restraints may cause the Fund to pass over dividend-paying opportunities in certain sectors, and that, as a result, the Fund may not perform as it would without such sector restraints.

Response: The disclosure has been revised as follows:

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The remaining companies are then further refined to include those companies with the highest dividend yield, subject to diversification among industry sectors as appropriate to manage risk.

9.
Comment: The disclosure under "Principal Investment Strategies" on page 3 states that the subadviser "seeks to identify so-called 'catalysts,' i.e., particular anticipated events or circumstances that are likely to accelerate the time frame in which the key flaw in the issuer will be reflected in its stock price." Please give examples of what the subadviser might consider to be a "catalyst."

Response:  As stated, "catalysts" are "particular anticipated events or circumstances that are likely to accelerate the time frame in which the key flaw in the issuer will be reflected in its stock price."  The particular event or circumstance that the subadviser identifies as a catalyst will depend on the facts and circumstances that the subadviser views as material to the issuer.  Accordingly, as the subadviser is not bound by any particular catalyst, the Registrant believes it would not be appropriate to provide examples as requested.

10.	Comment: Under "Principal Risks" on page 3, add disclosure regarding "new fund risk."

Response: The requested disclosure has been added.

Investing With Nationwide Funds

11.
Comment:  On page 12 under "Share Classes," the disclosure states, "The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Trust or through a financial intermediary."  As required by IM Guidance Update No. 2016-06, please provide a cross reference to the section and page of the Prospectus and Statement of Additional Information that describes these arrangements, specifically to the Merrill Lynch disclosure that appears under "Waiver of Class A Sales Charges" on the same page.

Response: The Registrant has added the cross references to the disclosure as requested.

12.
Comment:  On page 12 under "Waiver of Class A Sales Charges," the disclosure states front-end sales charges on Class A shares are waived for investors purchasing shares through an unaffiliated brokerage firm that has an agreement with the Distributor.  Any such broker should be disclosed in a cross reference as described in Comment 11 above.

U.S. Securities and Exchange Commission

Response:  The Registrant respectfully declines add such a cross reference.  This disclosure predates the SEC's new dealer-defined sales load structure that was articulated recently in IM Guidance Update No. 2016-06.  Consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary's sales load regime that differs from the normal sales load regime established by the Fund.  If the Registrant were required to identify every intermediary with which it might have an agreement providing for such intermediary's customers to have a waiver, the list would likely be long and constantly in need of updating, which would pose a burden on the Registrant.  This type of categorical description is very different from the types of dealer-defined sales load waivers or features that a dealer applies.

13.	Comment: Consider adding a separate heading to the Merrill Lynch disclosure that appears on page 13 under "Waiver of Class A Sales Charges" and "Reduction of Class A Sales Charges."

Response: The Registrant has added the headings as requested.

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies and Investment Policies

14.
Comment:  On page 25 under "Restricted, Non-Publicly Traded and Illiquid Securities," the disclosure states that the Fund may not invest more than 15% of its net assets, in the aggregate, in illiquid securities.  Please confirm that the Fund will not acquire illiquid assets if, immediately after such acquisition, the Fund's holdings of illiquid assets would exceed 15% of the Fund's net assets.

Response:  The Registrant confirms that the Fund will not acquire illiquid assets if, immediately after such acquisition, the Fund's aggregate illiquid holdings would exceed 15% of the Fund's net assets.

Trustees and Officers of the Trust

15.
Comment:  On page 46 under "Compensation of Trustees," footnote 1 to the table states that as of October 31, 2016, the Fund Complex included 114 investment company funds.  Another recently filed registration statement listed this number as 117.  Please confirm the correct number of funds in the Fund Complex.

Response: Because the Fund's fiscal year end is April 30, the footnote has been updated as follows:

As of April 30, 2017, the Fund Complex included two trusts comprised of 113 investment company funds or series.

U.S. Securities and Exchange Commission

Investment Advisory and Other Services

16.	Comment: On page 52 under "Custodian," please provide the custodian's full legal name, if it is not already defined earlier in the SAI.

Response: The Registrant notes that the custodian's full legal name, J.P. Morgan Chase Bank, N.A., appears on page 52 of the SAI.

Additional Information on Purchases and Sales

17.
Comment: On page 59 under "Waiver of Class A Sales Charges," the disclosure states that Class A sales charges may be waived for sales of shares to "any person purchasing through an account with an unaffiliated brokerage firm having an agreement with the Distributor."  Please list the firms with which the Distributor has such an agreement.

Response:  The Registrant respectfully declines to add such disclosure.  There is no requirement under for N-1A for a listing of all such unaffiliated brokerage firms.  Such a list may confuse investors by providing too much information that not be relevant.  Additionally, there is disclosure in both the Prospectus and SAI that prompts investors to inquire with their financial intermediary regarding choosing the appropriate share class and the availability of sales charge waivers.

18.
Comment:  The disclosure on page 59 states, "Certain brokers or financial intermediaries may be unable operationally to implement the sales charge waivers offered to certain of the foregoing categories of investors."  Please explain this statement in the comment response letter.

Response:  This statement is meant to inform investors that at certain times, certain brokers may not be able to implement the waivers due to internal operational constraints.  The disclosure is not specific to any one broker.

19.	Comment: Consider adding separate headings to the Merrill Lynch disclosure that appears on pages 62-63 under "Letter of Intent Discount" and "Waiver of CDSC for Class A Shares."

Response: The Registrant has added the headings as requested.

20.
Comment:  The disclosure on page 63 under "Accounts with Low Balances" states that the Trust reserves the right to sell the rest of a shareholder's shares and close its account if the shareholder makes a sale that reduces the value of the account to less than $2,000.  Please add disclosure here stating that the closing of an account could be a taxable event and add a cross reference to the applicable discussion under "Additional General Tax Information for the Fund."

U.S. Securities and Exchange Commission

Response: The Registrant has updated the disclosure as requested.

Investor Services

21.
Comment:  Under "Undeliverable Mail" on page 70, the disclosure states, "The assets in your mutual fund account may be transferred to the state in which you reside if no activity occurs within your account during the "inactivity period" specified in your state's abandoned property laws."  Please move this disclosure to a stand-alone section.

Response: The Registrant has moved the disclosure to a stand-alone section as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire